March 21, 2005

Via FACSIMILE and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Barbara Jacobs

  Re:
  Spescom Software Inc.
  Registration Statement on Form S-2 (File No. 333-121038)

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spescom Software Inc. (the "Company") respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-2, as amended, so as to become effective at 9:00 a.m. (EST) on March 22, 2005, or as soon as possible thereafter.

        Pursuant to the December 29, 2004 comments of the staff of the Securities and Exchange Commission, the Company hereby acknowledges the following:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your assistance and please contact Russell Hansen of Gibson, Dunn & Crutcher LLP at (650) 849-5383 if you have any questions or comments.

Sincerely,

/s/ JOHN W. LOW John W. Low Secretary and Chief Financial Officer